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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED

MAR 0 1 2005

WASH. D.C. 202

SEC FILE NUMBER
8- 14927

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/04__ AND ENDING __12/31/04__
  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **JOHN MAGACS**

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

__293 Bundy Rd__
(No. and Street)

__ITHACA__   __NY__   __14850__
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
__John Magacs   (607) 272 7448__
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__" EXEMPT "__

(Name – *if individual, state last, first, middle name*)

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☐ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 23 2005 E

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____ _J_O_H_N_ _M_A_G_A_C_S_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____ _J_O_H_N_ _M_A_G_A_C_S_____ , as
of _____ _D_E_C_E_M_B_E_R_3_1_, 20_0_4___ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____ _S_o_l_e_ _P_r_o_p_r_i_e_t_o_r_____
Title

MAUREEN REYNOLDS
Notary Public, State of New York
Qualified in Tompkins County
No. 04RE5018862
Commission Expiration Date 10/12/05

Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

STATEMENT OF FINANCIAL CONDITION DECEMBER 31, 2004

John Magacs, 293 Bundy Road, Ithaca, NY 14850
SEC File #8-14927, SS#113-18-4938

Assets:
Tompkins Trust Co. account 304681148	$6,616.87	
Total assets		$6,616.87
Liabilities		-0-
Net worth		$6,616.87
Total liabilities and net worth		$6,616.87

STATEMENT OF INCOME (LOSS)

Income
NASD rebates	$100.00	
Commissions on sales of mutual funds	$3,029.82	
Total income		$3,129.82

Expenses
NASD fees	$1,120.00	
Salary	$2,009.82	
Total expenses		$3,129.82

Net income	0

STATEMENT OF CHANGES IN SOLE PROPRIETORS CAPITAL

Net worth December 31, 2003	$6,616.87
Net worth December 31, 2004	$6,616.87
Net change in capital	0

COMPUTATION OF NET CAPITAL

Net worth	$6,616.87
Net capital	$6,616.87
Net capital required :$5000.00	

Since the firm deals in mutual funds only it is exempt from SEC Rule 15c3-3.

STATEMENT OF CASH FLOW

Cash on hand December 31, 2003	$6,616.87
Commissions received	$3,029.82
NASD rebates	$100.00
NASD fees and expenses	$1,120.00
Salary paid	$2,009.82
Cash on hand December 31, 2004	$6,616.87

There were no liabilities subordinated to claims of general creditors on December 31, 2003 or December 31, 2004.

Claim for Exemption of Accountants Opinion

Per Section 240.17a-5(e)(2) financial statements and schedules contained herein are not covered by an opinion of an independent accountant because broker/dealers securities business consists solely of sales of investment company shares. All funds are payable directly to the investment company. Confirmations are sent directly to customers from the investment company. The above procedures are in accordance with Rule 240.15c3-1(a)(2)(vi) establishing activities of broker/dealers with minimum net capital of $5,000.00.



293 Bundy Road
Ithaca, New York 14850

February 19, 2005

Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20549

SEC File 8-14927

Gentlemen:

Enclosed is the 2004 Annual Statement of Financial Condition for John Magacs.

I hereby request approval by the Securities and Exchange Commission to continue submitting statements without an independent accountants opinion as the Securities and Exchange Commission has accepted in the past.

Reasons for this are stated in the "Claim of Exemption of Accountants Opinion" included in my statement of financial condition:

> Per Section 240.17a-5(e)(2) financial statements and schedules contained herein are not covered by an opinion of an independent accountant because broker/dealer securities business consists solely of sales of investment company shares. All funds are payable directly to the investment company. Confirmations are sent directly to customers from the investment company. The above procedures are in accordance with Rule 240.15c3-1(a)(2)(vi) establishing activities of broker/dealers with minimum net capital of $5,000.00.

Very truly yours,

John Magacs